John A. Niemoeller
Senior Vice President, Counsel, and
Assistant Corporate Secretary
First Horizon Corporation
165 Madison Ave., Memphis TN 38103

November 30, 2023                                    VIA EDGAR

Ms. Marion Graham
Mr. Charlie Guidry
United States Securities and Exchange Commission
Division of Corporation Finance
Disclosure Review Program
100 F Street, NE
Washington, D.C. 20549-3561

Re:    First Horizon Corporation (“FHN” or “we” or “the Company”)
Definitive Proxy Statement on Schedule 14A
Filed March 13, 2023
File No. 001-15185

Dear Ms. Graham and Mr. Guidry:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 13, 2023, addressed to Mr. D. Bryan Jordan, our Chief Executive Officer, regarding the above-referenced filing. We appreciate the Staff’s careful review of our filing. For your convenience, we have included each Staff comment below in boldface followed by our response.

1.    You include "Net Income Available to Common Shareholders" in column (h) of your pay versus performance table in lieu of net income as required by Regulation S-K Item 402(v)(2)(v). Please ensure that you include net income, as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.08 and 128D.09. Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.
Response
We understand and appreciate this comment. In future proxy statement/Schedule 14A filings in which pay versus performance disclosures under Regulation S-K Item 402(v) are required, we will carefully consider this comment. Specifically, in future filings' disclosures under Item 402(v), we intend to include "net income" rather than "net income available to common shareholders" in column (h) of the Pay Versus Performance table ("PVP table") required by Item 402(v)(1). If in the future we decide to include "net income available to common shareholders" in disclosures under Item 402(v), we will do so on a voluntary basis as permitted by Item 402(v) (and not in lieu of net income), or, if so selected by us, we will include it as the Company-Selected Measure required pursuant to Regulation S-K Item 402(v)(2)(vi).

2.    You include Return on Tangible Common Equity in column (i) of your pay versus performance table. It appears that you intend this to be your Company-Selected Measure required pursuant to Regulation S-K Item 402(v)(2)(vi). However, we also note your disclosure in the footnote to

Ms. Marion Graham
Mr. Charlie Guidry
November 30, 2023

column (i) that "[f]or many years (including 2022), the primary performance measure used in FHN's long-term stock awards has been [Return on Tangible Common Equity], subject to several adjustments selected at the time of grant. The data in column (i) is not adjusted" (emphasis added).
Under Regulation S-K Item 402(v)(2)(vi), your Company-Selected Measure is the performance measure, "which in [your] assessment represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal year, to company performance." Please ensure that your Company-Selected Measure reflects the actual financial performance measure you used to link compensation to company performance for the most recently completed fiscal year. For example if, under this standard, adjusted Return on Tangible Common Equity should be your Company-Selected Measure, please ensure that you use it in future filings.
Response
We understand and appreciate this comment. In future proxy statement/Schedule 14A filings in which pay versus performance disclosures under Regulation S-K Item 402(v) are required, we will carefully consider this comment. Specifically, in future filings' disclosures under Item 402(v) where we present a Company-Selected Measure as an important financial performance measure used to link compensation to company performance, we intend to include that Measure as so used, reflecting all adjustments made to arrive at the Measure as so used, rather than include that Measure without adjustment as presented in our financial statements or elsewhere in our annual report. For example, if that Measure in a future filing is adjusted return on tangible common equity for a specific year, we will present in column (i) of the PVP table adjusted return on tangible common equity, with all adjustments used in the applicable compensation determinations.

3.    In your "Relation of Pay to Performance" section, it does not appear that you provide all of the relationship disclosures required by Regulation S-K Item 402(v)(5). Please ensure that you provide this required disclosure in its entirety. Although you may provide the required information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation. You may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.
Response
We understand and appreciate this comment. In future proxy statement/Schedule 14A filings in which pay versus performance disclosures under Regulation S-K Item 402(v) are required, we will carefully consider this comment. Specifically, in future filings' disclosures under Item 402(v)(5), we intend to provide disclosure, which may include graphs as well as narrative discussion, of the relationships between:
i.(A) compensation actually paid ("CAP") to our principal executive officer and (as an average) to our other named executives as presented in columns (c) and (e) of the PVP table as required by Item 402(v)(1), and (B) our TSR as presented in column (f) of the PVP table;
ii.(A) CAP as presented in columns (c) and (e) of the PVP table, and (B) our net income as presented in column (h) of the PVP table;

Ms. Marion Graham
Mr. Charlie Guidry
November 30, 2023

iii.(A) CAP as presented in columns (c) and (e) of the PVP table, and (B) the Company-Selected Measure as presented in column (i) of the PVP table; and
iv.(A) our total shareholder return ("TSR") as presented in column (f) of the PVP table, and (B) the peer group TSR presented in column (g) of the PVP table.

Moreover, if in a future filing we elect to provide an additional measure in the PVP table as permitted by Item 402(v), we intend to disclose the relationship between (A) CAP as presented in columns (c) and (e) of the PVP table, and (B) that additional measure as presented in the PVP table.
We may supplement the required relationship disclosures as necessary or appropriate to provide relevant background or to highlight common causal factors. For example: we may note that changes in our stock price over the five-year PVP table period drove changes in our TSR and in CAP, further noting that a significant portion of CAP can be impacted by year-to-year changes in stock prices. Further, we may examine factors that we believe were significant contributors to those stock price changes. Some of those factors may relate to our net income or our Company-Selected Measure, or both, as presented in the PVP table, while others may be external to our business and may even be relatively unrelated to our operating performance.

* * * * * *

First Horizon Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its proxy statement/Schedule 14A filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our response adequately addresses the comments raised in your letter. Any questions with respect to the foregoing should be directed to the undersigned at (901) 523-4170 or janiemoeller@firsthorizon.com.

Sincerely,
/s/ John A. Niemoeller
John A. Niemoeller